September 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attention: Ameen Hamady, Shannon Menjivar, Ruairi Regan and Pamela Long

Re:	Fermi LLC Amended Draft Registration Statement on Form S-11 Submitted August 6, 2025 CIK No. 0002071778

Ladies and Gentlemen:

On behalf of Fermi LLC (the “Company”), below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 18, 2025, regarding Amendment No. 1 to the Company’s Draft Registration Statement on Form S-11 (“Amended Registration Statement No. 1”) confidentially submitted with the Commission on August 6, 2025. In connection with this letter, an amendment to the Amended Registration Statement No. 1 (the “Amended Registration Statement No. 2”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amended Registration Statement No. 2. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amended Registration Statement No. 2.

Amended Draft Registration Statement on Form S-11 submitted on August 6, 2025

Use of Proceeds, page 63

1.	Please address the second part of prior comment 6. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts of such other funds needed for each such specified purpose and the sources thereof. In this regard, we note disclosure on page 76 stating that you plan to fund near-term development activity through a combination of funds from the offering and other sources.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 75 of the Amended Registration Statement accordingly.

Nuclear Safety Regulation and Approvals, page 99

2.	We note your revised reference in this section to certain disclosure as described in the regulatory section. Please clarify what regulatory section you are referencing here, whether certain risk factors or otherwise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 123 of the Amended Registration Statement accordingly.

Executive Compensation

Restricted Equity Unit Grants, page 111

3.	We note your additional disclosure regarding the Restricted Equity Unit Grants. Please describe clearly the terms of these grants including the related settlement and remittance terms.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 138-141 of the Amended Registration Statement accordingly.

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If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry
Haynes and Boone

cc:	Matthew L. Fry, Esq., Haynes and Boone, LLP
Logan J. Weissler, Esq., Haynes and Boone, LLP
Daniel M. LeBey, Vinson & Elkins L.L.P.
David P. Oelman, Vinson & Elkins L.L.P.
Toby R. Neugebauer, Chief Executive Officer of Fermi LLC